EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2013 and the audited financial statements for the year ended December 31, 2012 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated November 29, 2013 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting under International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver and gold, and the exploration, evaluation, and acquisition of mineral properties. The Company holds mineral claims in Durango, Mexico as well as the Yukon Territory and the province of British Columbia in Canada. Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission, and trades on the TSX Venture Exchange, Tier 1 status under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin & Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance and Outlook

During the nine month period ending September 30, 2013, the Company produced 2,224 tonnes of bulk silver/gold concentrate recognizing revenues of $12,263,578 on the sale of 2,382 tonnes of bulk silver/gold concentrate for a gross profit of $5,702,463. Metal prices for revenues recognized in the period, weighted by dollar of revenue recognized averaged US$24.09 per ounce of silver, US$1,417.08 per ounce of gold.  Avino is very pleased with its production results and will continue to optimize mining and milling operations.

Consolidated cash cost per equivalent silver ounce for the first nine months of 2013 was $10.09. The Company is pleased with the cash cost per equivalent silver ounce for the period as it continues to focus on improving operating efficiencies and cost reduction at San Gonzalo. Also, the Company has entered into a long-term sale agreement to secure preferable terms and more favorable net smelter returns.

The Company’s cash and cash equivalents at September 30, 2013 totaled $4,298,693 compared to $4,035,985 at December 31, 2012, while working capital totaled $5,935,141 compared to $5,363,372 at December 31, 2012.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the period ended September 30, 2013 have been conducted on its Avino property. The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,409 hectares and is located approximately 80 km north-east of the city of Durango.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

The Avino property hosts a processing facility and continues to focus on production at its San Gonzalo Mine. The Company also continues to advance and re-open the Avino Mine and plans process the tailings resource.

2013 Third Quarter Highlights

Production numbers from Q3 2013 compared to Q2 2013 are presented below. Production from Q3 includes output from the San Gonzalo Mine (Circuit 1) and above ground historic Avino Mine stockpiles (Circuit 2):

	Q3 2013	Q2 2013	% Change	YTD
Total Silver Produced (oz.) calculated	178,651	175,166	1.99	513,317
Total Gold Produced (oz.) calculated	869	786	10.6	2,231

•	Silver production in Q3 increased by 1.99% to 178,651 ounces, compared to 175,166 ounces in Q2 2013.

•	Gold ounces produced during Q3 increased to 869 ounces, an increase of 10.6% compared to 786 ounces of gold in Q2 2013.

San Gonzalo Mine Production

As announced in Avino’s 2012 year end Management Discussion and Analysis, the company declared commercial production as of October 1, 2012 at its San Gonzalo Mine.

Comparative figures from Q3 and Q2 2013 are as follows:

	Q3 2013	Q2 2013	% Change	YTD Totals
Total Mill Feed (dry tonnes)	19,351	19,988	(3.2)	59,062
Average Daily Throughput (tonnes per day)	217	227	(4.4)	225
Days of Operation	89	88	1.1	263
Feed Grade Silver (g/t)	282	280	0.7	290
Feed Grade Gold (g/t)	1.366	1.218	12.2	1.291
Bulk Concentrate (dry tonnes)	610	636	(4.1)	1,814
Bulk Concentrate Grade Silver (kg/t)	7.46	7.28	2.5	7.79
Bulk Concentrate Grade Gold (g/t)	32.2	28.1	14.6	30.49
Recovery Silver (%)	83	83	0	83
Recovery Gold (%)	74	73	1.4	73
Mill Availability (%)	95.1	96.4	(1.3)	95.7
Total Silver Produced (kg)	4,548	4,634	(1.9)	14,142
Total Gold Produced (g)	19,604	17,849	9.8	55,328
Total Silver Produced (oz.) calculated	146,215	149,004	(1.9)	454,801
Total Gold Produced (oz.) calculated	630	574	9.8	1,778
Total Silver Equivalent Produced (oz.)	187,184	180,567	N/A*	558,858
*During Q3 2013, silver equivalent was calculated using a 65:1 ratio. Silver equivalent for Q2 2013 was calculated using a 55:1 ratio for silver to gold. (The ratio was changed in July to reflect more current gold and silver prices.) This factor makes a comparison between Ag Eq production in Q2 and Q3 inequitable. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

1.	Feed grade for gold during Q3 2013 increased by 12.2% over Q2 2013.

2.	Feed grade for silver during Q3 2013 increased by 0.7% over Q2 2013.

3.	Tonnage processed during Q3 2013 decreased by 3.2% compared to Q2 2013.

4.	Recoveries for gold during Q3 2013 improved by 1.4% over Q2 2013, recoveries for silver remained the same.

5.	Bulk concentrate grades for silver and gold increased by 2.5% and 14.6% respectively during Q3 2013 as compared to Q2 2013.

6.	The above resulted in a 1.9% decrease and a 9.8% increase in silver and gold production respectively.

During Q3, 18 truckloads, an average of 6 per month, of San Gonzalo concentrate weighing 614 wet metric tonnes were shipped to Manzanillo. A new long-term agreement for the sale of the San Gonzalo concentrates was established in September with terms that are significantly better than the previous contract. The new agreement takes effect with October’s shipment and lasts until the end of 2014.

During the quarter, production came exclusively from level 4. Development of level 5 was ongoing and a sampling program totaling 440 metres was completed. The ramp from level 5 to level 6 was underway with 55 metres remaining before the elevation of level 6 was reached; another 20 metres of crosscut remained until the vein on level 6 was intersected. An extraction drift to the northwest on level 5 was nearly complete with 3 draw points remaining.

A comparison of vein and drift (mined) widths on level 5 are presented below:

	Average Widths and Assay Values Over Total Length (441.23m) Sampled on Level 5
	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
Vein	1.79	3.29	556	0.53	1.28
Drift	2.78	2.17	366	0.37	0.67

A Comparison of Vein Widths and Grade (Back Samples) of the 4th and 5th levels is presented below:

Comparison of Vein Widths and Grade (Back Samples): 4th & 5th Levels
Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
4th Level: 334.34m Sampled Length
1.72	2.05	440	0.64	1.16
5th Level: 441.23m Sampled Length
1.79	3.29	556	0.53	1.28

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Avino Mine Stockpiles Production (Circuit 2)

Select comparative figures from Q3 and Q2 2013 from the milling of the historic Avino stockpiles are presented below:

	Q3 2013	Q2 2013	% Change	YTD 2013
Total mill feed – (dry tonnes)	18,279	16,281	12.3	34,560
Days of Operation	87	78	11.5	165
Feed grade Silver - g/t	84.23	78.95	6.7	82
Feed grade Gold - g/t	0.773	0.779	(0.8)	0.776
Bulk concentrate – (dry tonnes)	210	200	5.0	410.35
Bulk Concentrate Grade Silver (kg/t)	4.803	4.062	18.2	4.442
Bulk Concentrate Grade Gold (g/t)	35.479	32.964	7.6	34.250
Recovery Silver (%)	65.5	63.3	3.5	64.5
Recovery Gold (%)	52.7	52.1	1.2	52.4
Mill availability (%)	89.24	90.07	(0.9)	89.97
Total Silver Produced (oz.) calculated	32,436	26,162	24.0	58,599
Total Gold Produced (oz.) calculated	239	212	12.7	452
Total Silver Eq. Produced (oz.) calculated	48,010	37,839	N/A*	85,849
*During Q3 2013, silver equivalent was calculated using a 65:1 ratio. Silver equivalent for Q2 2013 was calculated using a 55:1 ratio for silver to gold. (The ratio was changed in July to reflect more current gold and silver prices.) This factor makes a comparison between Ag Eq production in Q2 and Q3 inequitable. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Avino Mine Stockpile Q3 Highlights

1.	Tonnage processed was 12.3% higher than Q2.
2.	Silver feed grade was 6.7% higher than Q2.
3.	Silver recovery was 3.5% higher than Q2
4.	The above resulted in an improvement in silver production by 24% over Q2.
5.	Gold production also improved by 12.7% mainly due to the higher tonnage processed.

During the quarter, 8 truckloads of Avino Mine stockpile concentrate weighing 24.3 wet metric tonnes were shipped to Manzanillo Mexico where it will be shipped for refining.

Avino Mine

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. Mining activities were suspended on the Avino vein in 2001 due to low metals prices and the closure of a key smelter. Avino plans to re-open the old Avino Mine once de-watering and all necessary modifications to the processing plant have been completed. The Company estimates a capital expenditure budget of approximately $10 - $15 million to re-develop the mine, re-configure the mill, purchase new mining equipment, and build a new tailings heap. When operations resume, Avino will use an existing 1,000 TPD circuit to process the material. Between 1998 and 2000, leading up to the mines closure, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold and 9,305,347 pounds of copper. When the mine re-opens in 2014, Avino expects to process similar material at a similar rate as it did prior to closure in 2001.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

To resume underground advancements of the Avino Mine, the existing underground workings must first be de-watered. Construction of a water treatment plant and water testing has been completed, and the treatment plant is operational. At the time of this report, the water level had receded down to level 8 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it is discharged to the El Caricol dam on the property and used for milling as well as for irrigation of local farms. De-watering is expected to reach the bottom of the flooded area (level 11) in the first half of 2014, with operations expected to resume later in the year.

A resource estimate on the Avino Mine was published in Q2 2013 as part of the Technical Report on The Avino Property by Tetra Tech, Avino’s independent engineering consultants. Results of the study can be viewed in Avino’s news release dated June 10, 2013 or on Avino’s website.

Tailings Resource

Avino continues to explore options for upgrading the mine's tailings resource. The tailings are situated approximately 500 m west-southwest of the main shaft to the main Avino Mine.

This asset includes oxide and sulphide tailings, each requiring separate treatment methods. The tailings resource was created between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) and later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

In Q2 2013 an updated Technical Report on the Avino Property by Tetra Tech, Avino’s independent engineering consultant was published and included a preliminary economic assessment and resource estimate on the oxide tailings.  The report can be viewed on Avino’s website or on SEDAR.

The Company continues to evaluate the tailings project which has an estimated capital expenditure budget of US$29 million. Plans are being formulated to move this project forward in 2015.

Assay Methods

Samples from level 5 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino Property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of their QA/QC program during analysis of assays from level 5 sampling at San Gonzalo

Qualified Person(s)

Avino's projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this MD&A.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino property.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while maintaining operating costs and improving efficiency;
2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;
3.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the property followed by other properties in our portfolio.

Non – IFRS Measures

Cash cost per ounce and total production costs per tonne

Cash cost per ounce and total production costs per tonne are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce and total production cost per tonne are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as a benchmark for performance, but does not have a standardized meaning, and is disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Condensed Consolidated Interim Statements of Comprehensive Income (Loss) is provided.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Cash Cost of Sales per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales per the consolidated financial statements to cash cost per silver equivalent ounce sold:

	Three months ended September 30, 2013			Nine months ended September 30, 2013
	San Gonzalo	Avino Stockpiles	Total	San Gonzalo	Avino Stockpiles	Total
Cost of sales (as reported)	$1,021,852	$476,553	$1,498,405	$5,706,867	$854,248	$6,561,115
Depletion and Depreciation	(119,346)	(43,867)	(163,213)	(694,137)	(51,079)	(745,216)
Cash Production Cost	902,506	432,686	1,335,194	5,012,730	803,169	5,815,899
Silver ounces sold	123,566	24,557	148,123	408,585	42,834	451,419
Gold ounces sold	551	196	747	1,777	350	2,127
Ag:Au ratio (1)	62.21:1	62.21:1	62.21:1	58.69:1	58.69:1	58.69:1
Silver equivalent ounces sold	157,845	36,745	194,589	512,887	63,376	576,263
Direct Cash Cost per EAg Ounce	$5.72	$11.78	$6.86	$9.77	$12.67	$10.09

(1)
Silver equivalent ounces “EAg” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

	Three months ended September 30, 2013			Nine months ended September 30, 2013
	San Gonzalo	Avino Stockpiles	Total	San Gonzalo	Avino Stockpiles	Total
Cost of sales (as reported) – CAD	$1,021,852	$476,553	$1,498,405	$5,706,867	$854,248	$6,561,115
Depletion and Depreciation	(119,346)	(43,867)	(163,213)	(694,137)	(51,079)	(745,216)
Cash Production Cost	902,506	432,686	1,335,194	5,012,730	803,169	5,815,899
Operating and Administrative Expenses	1,096,434	168,429	1,264,863	3,039,707	334,266	3,373,973
Depreciation	(148)	(23)	(171)	(462)	(53)	(515)
Share-based Payments	(339,230)	(52,111)	(391,341)	(800,897)	(89,779)	(890,676)
Cash Operating Cost	1,659,562	548,983	2,208,545	7,251,078	1,047,603	8,298,682
Silver equivalent ounces sold	157,845	36,745	194,589	512,887	63,376	576,263
All-in sustaining Cash Cost per EAg Ounce	$10.51	$14.94	$11.35	$14.14	$16.53	$14.40

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the condensed interim consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Operating cash flows before movements in working capital and income taxes	$1,581,663	$(828,023)	$4,358,364	$(1,330,638)
Weighted average number of shares outstanding – basic	27,434,609	27,114,840	27,382,576	27,054,952
Cash Flow per Share	$0.06	$(0.03)	$0.16	$(0.05)

Results of Operations

Summary of Quarterly Results

	2013	2013	2013	2012	2012	2012	2012	2011
Period ended	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Earnings / Loss for the period	$938,694	$1,447,301	$87,979	$173,660	$(829,315)	$(395,556)	$(211,967)	$(651,720)
Earnings / Loss per Share - basic	0.03	0.05	-	0.01	(0.03)	(0.01)	(0.01)	(0.03)
Earnings / Loss per Share - diluted	0.03	0.05	-	0.01	(0.03)	(0.01)	(0.01)	(0.03)
Total Assets	$30,848,797	$29,928,165	$28,114,436	$26,191,608	$25,674,380	$25,825,567	$26,055,529	$26,136,355

Quarterly results will fluctuate with changes in revenues, cost of sales, exploration and operating expenses, and non-cash items such as share-based payments and deferred income tax expenses. In Q4 2012 the Company began commercial production, and, therefore, revenues from gold and silver bulk concentrate sales will be reflected in the quarterly results.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Three months ended September 30, 2013 compared with the three months ended September 30, 2012.

	2013	2012	Notes
Revenue	$3,821,622	$-	1
Cost of Sales	1,498,045	-	2
Mine Operating Income	2,323,217	-

General and Administrative Expenses
Depreciation	171	215
Directors fees	20,000	8,250	3
General exploration	-	6,350
Investor relations	24,367	28,998
Management fees	37,500	37,500
Consulting fees	8,940	7,500
Office and miscellaneous	262,457	112,385	4
Interest expense	39,738	-
Professional fees	113,977	27,110	5
Regulatory and compliance fees	28,068	17,365
Salaries and benefits	296,081	37,116	6
Share-based payments	391,341	2,110	7
Travel and promotion	42,223	11,205	8
	1,264,863	296,104
Income (Loss) before other items and income tax	1,058,354	(296,104)

Other Items
Interest income	4,191	10,012
Other revenue	(681)	2,721
Mineral property option income	30,000	19,460	9
Unrealized loss on investments in related companies	(1,244)	1,033
Unrealized loss on investments	4,000	-
Foreign exchange loss	(64,926)	(566,437)
Income (Loss) Before Income Tax	1,029,694	(829,315)
Deferred income tax expense	(91,000)	-
Net income (loss)	$938,694	$(829,315)	10

Earnings (Loss) per Share
Basic	$0.03	$(0.03)	10
Diluted	$0.03	$(0.03)	10

1.
Revenues for the quarter ended September 30, 2013 were $3,821,622. Total revenues include production sales for July 2013, August 2013, and September 2013. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. There were no revenues for the comparable quarter as the Company commenced commercial production in Q4 of 2012. Proceeds from the sale of concentrate during the exploration stage were recorded as a reduction in exploration and evaluation assets.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

2.
Total costs of production for the three months were $1,498,405. Production costs include costs for mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion expense. All costs of production relate to the production of silver and gold bulk concentrate produced from the San Gonzalo Mine and the processing of the Avino stockpiles.

3.
Director’s fees were $20,000 during the quarter ended September 30, 2013 compared to $8,250 in the comparable quarter, an increase of $11,750. The increase is due to an increase in Director’s fees to $5,000 per quarter for each director.

4.
Office and miscellaneous expenses were $262,457 for the quarter ended September 30, 2013 compared to $112,385 for the same quarter in 2012, an increase of $150,072. The increase relates to higher office costs and rent at the Company’s head office. There was also an increase in administration activities at the Company’s Mexican subsidiaries due to the transition to commercial production of the San Gonzalo Mine. Office and miscellaneous costs include costs incurred at the Company’s head office in Canada, Durango Mexico office and mine site office.

5.
Professional fees increased by $86,867 from $27,110 in the quarter ended September 30, 2012 to $113,977 in the current quarter. The increase is due to audit and review fees. Starting 2013, the Company commenced quarterly reviews of its condensed consolidated interim financial statements.

6.
Salaries and benefits for the quarter ended September 30, 2013 were $296,081, an increase of $258,965 compared to the same quarter last year. The Company has continued to build its professional team to meet the growth and expansion of the Company’s operations in Mexico. Also, many payroll items were previously not expensed when the Company was in the exploration stage.

7.
Share-based payments for the quarter ended September 30, 2013 were $391,341 compared to $2,110 for the quarter ended September 30, 2012, an increase of $389,231, due to the grant of 400,000 stock options to officers, directors, employees, and consultants. No stock options were granted in the comparable period, and expenses then relate to the vesting of previously granted stock options to employees working in investor relations.

8.
Travel and promotional expenses are $42,223 for the quarter ended September 30, 2013 compared to $11,205 for the same quarter last year. The increase of $31,018 is due to increased travel related to investor relations and promotional activities.

9.
In July 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour") – as disclosed in note 7 to condensed interim consolidated financial statements. As per the agreement, the Company received the second cash payment of $30,000 in July 2013.

10.
As a result of the foregoing, net income for the quarter ended September 30, 2013 was $938,694, an increase of $1,768,009 compared to the quarter ended September 30, 2012. The increase in income has increased earnings per share to $0.03.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Nine months ended September 30, 2013 compared with the nine months ended September 30, 2012.

	2013	2012	Notes
Revenue	$12,263,578	$-	1
Cost of Sales	6,561,115	-	2
Mine Operating Income	5,702,463	-

General and Administrative Expenses
Depreciation	515	644
Directors fees	135,000	16,500	3
General exploration	-	24,315
Investor relations	142,217	181,487	4
Management fees	300,000	112,500	5
Consulting fees	44,370	22,500	6
Office and miscellaneous	525,431	250,181	7
Interest Expense	39,738	-
Professional fees	282,635	64,125	8
Regulatory and compliance fees	80,678	61,743
Salaries and benefits	800,646	155,415	9
Share-based payments	890,676	18,407	10
Travel and promotion	132,067	132,777
	3,373,973	1,040,594
Income (Loss) before other items and income tax	2,328,490	(1,040,594)

Other Items
Interest income	38,670	33,545
Other revenue	9,550	7,032
Mineral property option income	69,500	54,317	11
Unrealized loss on investments in related companies	(107,983)	(102,149)
Unrealized loss on investments	(3,500)	-
Foreign exchange gain (loss)	315,247	(388,989)
Income (Loss) Before Income Tax	2,649,974	(1,436,838)
Deferred income tax expense	(176,000)	-

Net income (loss)	$2,473,974	$(1,436,838)	12
Earnings (Loss) per Share
Basic	$0.09	$(0.05)	12
Diluted	$0.09	$(0.05)	12

1.
Revenues for the nine month period were $12,263,578. Total revenues include production sales for the nine months ending September 30, 2013. Revenues relate to the sale of silver and gold bulk concentrate produced from San Gonzalo Mine and from processing Avino stockpiles. There were no revenues for the comparable period as the Company commenced commercial production in Q4 of 2012. Proceeds from the sale of concentrate during the exploration stage were recorded as a reduction in exploration and evaluation assets.

2.
Total costs of production for the nine months were $6,561,115. Production costs include costs for mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion expense. All costs of production relate to the production of silver and gold bulk concentrate.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

3.
Director’s fees were $135,000 during the nine months ended September 30, 2013 compared to $16,500 in the comparable period, an increase of $118,500. The increase is related to a one-time bonus paid to directors and an increase in Director’s fees from $1,500 to $5,000 per director per quarter.

4.
Investor relations expense decreased from $181,487 in the nine months ended September 30, 2012 to $142,217 in the current period. The decrease of $39,270 is due to reduced investor relations activities in the current period.

5.
Management fees for the nine months ended September 30, 2013 were $300,000 compared to $112,500 in the comparable period. The increase of $187,500 was due to a bonus of $150,000 paid to the CEO and a one-time bonus of $37,500 to the COO. There were no such bonuses paid in the comparable period.

6.
Consulting fees for the nine months ended September 30, 2013 were $44,370 compared to $22,500 in the comparable period. The increase of $21,870 is due to a one-time non-cash bonus $18,750 paid to a consultant for geological services and $3,030 of additional consulting fees due to reporting on production activities.

7.
Office and miscellaneous expenses were $525,431 for the nine months ended September 30, 2013 compared to $250,181 for the nine months ended September 30, 2012, an increase of $275,250. The increase relates to higher office costs and rent at the Company’s head office. There was also an increase in administration activities in Mexico due to the transition to commercial production of the San Gonzalo Mine. Office and miscellaneous costs include costs incurred at the Company’s head office in Canada, Durango Mexico office and mine site office.

8.
Professional fees increased by $218,510 from $64,125 in the nine months ended September 30, 2012 to $282,635 in the current period. The increase is due to audit and review fees. Starting in 2013 the Company commenced quarterly reviews of its condensed consolidated interim financial statements.

9.
Salaries and benefits for the nine months ended September 30, 2013 were $800,646 compared to $155,415 for the comparative period, an increase of $645,231. The Company has continued to build its professional team to meet the growth and expansion at the Company’s operations in Mexico. Also, many payroll items were previously not expensed when the Company was in the exploration stage.

10.
Share-based payments for the nine months ended September 30, 2013 were $890,676 compared to $18,407 for the comparative period, an increase of $872,269. The increase is due to the issuance of 650,000 new stock options during the period, as well as the re-pricing of 1,725,000 stock options that were granted previously.

11.
The Company has option agreements on two of its mineral properties, which are included in exploration and evaluation assets. The details of these option agreements are summarized in note 7 of the condensed consolidated interim financial statements. During the period ended September 30, 2013, $69,500 was recognized as mineral property option income for these two option agreements compared to $54,317 in the same period 2012.

12.
As a result of the foregoing, net income for the nine months ended September 30, 2013 was $2,473,974, an increase of $3,910,812 compared to the quarter ended September 30, 2012. The increase in income has decreased the loss per share of $(0.05) to earnings per share of $0.09.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Liquidity and Capital Resources

The investment in and expenditures for exploration and evaluation assets comprise most of the Company’s assets along with a lesser asset amount in regards to the San Gonzalo Mine and facilities and equipment. The recoverability of amounts shown for its exploration and evaluation assets and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete advancement and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Period Ended	September 30, 2013	December 31, 2012
Cash and cash equivalents	$4,298,693	$4,035,985
Working Capital	5,935,141	5,363,372
Deficit	26,915,594	29,458,319

Cash Flow
	September 30, 2013	September 30, 2012

Cash generated (used) by operating activities	$3,733,699	$(365,977)
Cash generated by financing activities	3,910	59,610
Cash used by investing activities	(3,268,285)	(1,973,334)
Increase (decrease) in cash and cash equivalents	469,324	(2,279,701)
Effect of exchange rate changes on cash and cash equivalents	(206,616)	184,672
Cash balance, beginning of the period	4,035,985	5,282,464

Cash balance, end of the period	$4,298,693	$3,187,435

Operating Activities:

Cash provided by operating activities for the period ended September 30, 2013 was $3,733,699 compared to cash used of $365,977 for the period ended September 30, 2012.  The increase in cash provided by operating activities is primarily due to the increase in the sale of bulk silver/gold concentrate. The Company also had an increase in inventory of stockpile and concentrate due to timing of processing and sales respectively.  The increase in inventory was offset by a decrease in amounts receivable.

Financing Activities:

Cash provided by financing activities was $3,910 compared to $59,610 in the comparable period, a decrease of $55,700. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options. During the period ended September 30, 2013, employees, consultants, and directors exercised more stock options generating cash flows of $254,358. Also during the period the Company’s paid $250,448 for down payments and principal repayments on equipment acquired under capital lease.

Investing Activities:

Cash used by investing activities for the period ended September 30, 2013 was $3,268,285 compared to $1,973,334 for the period ended September 30, 2012. Cash used in investing activities during the period ended September 30, 2013 includes cash expenditures of $2,355,147 on the acquisition of equipment. Equipment purchases include the acquisition of new mining, milling and processing, and transportation equipment used for operating activities.  In addition, the Company acquired equipment to refurbish the 1,000 tpd day circuit and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments and repayments on equipment acquired under capital lease from Caterpillar Finance.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

The Company also incurred cash expenditures of $913,138 on exploration and evaluation activities.  Additional details of additions to exploration and evaluation assets and equipment are summarized in notes 6 and 9 respectively to the condensed consolidated interim financial statements for the nine months ended September 30, 2013.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)
The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended September 30, 2013 and 2012 are as follows:

	September 30, 2013	September 30, 2012
Salaries and benefits	$635,307	$182,111
Share‐based payments	420,450	-
	$1,055,757	$182,111

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At September 30, 2013 and December 31, 2012 the following amounts are due to related parties:

	September 30, 2013	December 31, 2012
Directors	$3,806	$24,469
Oniva International Services Corp.	95,044	147,845
Sampson Engineering Inc.	4,966	2,400
Andrew Kaplan	765	-
Jasman Yee & Associates	5,607	-
	$110,188	$174,714

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in note 19. The transactions with Oniva during the period are summarized below:

	September 30, 2013	September 30, 2012
Salaries and benefits	$217,826	$128,197
Office and miscellaneous	236,579	199,040
	$454,405	$327,237

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related parties, and accounts payables and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. The investments in related companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated financial institutions. However, as at September 30, 2013 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at September 30, 2013 in the amount of $4,298,693 (December 31, 2012 - $4,035,985) in order to meet short-term business requirements. At September 30, 2013, the Company had current liabilities of $1,658,076 (December 31, 2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no significant interest-bearing debt as of September 30, 2013 and 2012.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	September 30, 2013		December 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	$1,843,340	$3,047,781	$3,586,471	$1,312,607
Sales taxes recoverable	751,456	-	2,180,706	-
Amounts receivable	1,251,859	1,312,594	3,096,083	210,076
Accounts payable and accrued liabilities	(11,015,805)	(94,130)	(2,775,290)	(408,437)
Finance lease obligations	-	(1,128,526)	-	(236,157)
Net exposure	(7,169,150)	3,137,719	6,087,970	878,089
Canadian dollar equivalent	$(560,556)	$3,232,793	$467,178	$873,611

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2013, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $267,360 (December 31 2012 - $134,078).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at September 30, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$4,298,693	-	-
Investments in related parties	86,390	-	-
Other investments	51,000	-	-
	$4,396,083	-	-

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 19.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling, and equipment.

The Company has commitments in respect of these lease agreements as follows:

	September 30, 2013	December 31, 2012
Not later than one year	$62,220	$248,512
Later than one year and no later than five years	598,008	597,188
Later than 5 years	77,955	76,506
	$738,183	$922,206

Significant Accounting Judgements and Estimates

The preparation of these condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Economic recoverability and probability of future economic benefits of exploration and evaluation costs

Management has determined that exploratory drilling, evaluation and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, scoping studies, accessible facilities, existing permits and life of mine plans.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

b)	Stockpile and concentrate inventory valuations

Finished goods and stockpile ore are valued at the lower of the average costs or net realizable value.  The assumptions used in the valuation of ore stockpile and finished goods include estimates of silver and gold contained in the ore stockpile and finished goods assumptions of the amount of silver and gold that is expected to be recovered from them. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its ore stockpile and finished goods which would reduce the Company’s earnings and working capital.

c)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

d)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

e)	Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from concentrate sales are offset against capitalized costs. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors, including production capacity, recoveries and number of uninterrupted production days, in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine commenced production on October 1, 2012.

f)	Impairment of plant and equipment, mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant and equipment, mining properties and exploration and evaluation assets are impaired.

External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

In determining the recoverable amounts of the Company’s plant, equipment, mining properties and exploration and evaluation assets, management makes estimates of the discounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources, and exploration potential, and/or adverse current economics can result in a write down of the carrying amounts of the Company’s plant, equipment, mining properties and exploration and evaluation assets.

g)	Income and other taxes

There have recently been a number of significant changes to the Mexican Tax Reform package that will impact the Company effective January 1, 2014. Specifically, a 7.5% royalty calculated based on earnings before interest, taxes, depreciation and amortization will be imposed. In addition, a 0.5% additional royalty calculated based on revenues will be levied. Further, the planned corporate tax rate reductions to 29% in 2014 and 28% thereafter have been repealed and the corporate tax rate will remain at 30%. In addition, a 10% withholding tax on dividend distributions has been introduced but will not impact the OECD tax treaties. Other aspects of the proposed tax reform will also impact the Company’s tax burden in Mexico.

Changes in Accounting Standards

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions. IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, and IAS 1 Presentation of Financial Statements.  The adoption of these new accounting standards had no material impact on the Company’s financial statements.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 27,444,334 were outstanding as at September 30, 2013 and 27,458,834 as at November 29, 2013.

The following are details of outstanding share options as at September 30, 2013 and November 29, 2013:

			Stock Options Outstanding
Expiry Date	Exercise Price		September 30, 2013	December 31, 2012

January 16, 2013	$2.00		-	30,000
February 27, 2013	$1.65		-	10,000
February 27, 2013	$0.75		-	295,000
December 9, 2013	$2.00		10,625	20,000
September 22, 2014	$0.75		10,000	25,000
January 14, 2015	$0.81		60,000	60,000
September 10, 2015	$1.05		282,857	290,000
January 18, 2016	$1.02	*	944,600	960,000
September 30, 2016	$1.02	*	770,000	790,000
February 18, 2018	$1.60		250,000	-
September 9, 2018	$1.62		400,000	-

			2,728,082	2,480,000
* stock options were re-priced during the 9 months ended September 30, 2013 (see Note 14)

			Stock Options Outstanding
Expiry Date	Exercise Price		September 30, 2013	November 29, 2013

December 9, 2013	$2.00		10,625	10,625
September 22, 2014	$0.75		10,000	-
January 14, 2015	$0.81		60,000	60,000
September 10, 2015	$1.05		282,857	268,357
January 18, 2016	$1.02	*	944,600	924,600
September 30, 2016	$1.02	*	770,000	760,000
February 18, 2018	$1.60		250,000	240,000
September 9, 2018	$1.62		400,000	400,000

Total			2,728,082	2,663,582
* stock options were re-priced during the 9 months ended September 30, 2013 (see Note 14)

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

The following are details of outstanding warrants as at September 30, 2013 and November 29, 2013:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	September 30, 2013	November 28, 2013

November 10, 2013	$1.52	2,400,000	-
December 22, 2013	$2.50	2,700,000	2,700,000
Total		5,100,000	2,700,000

The following are details of outstanding compensation warrants as at September 30, 2013 and November 29, 2013:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	September 30, 2013	November 28, 2013

December 22, 2013	$2.50	111,000	111,000
Total		111,000	111,000

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at September 30, 2013 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at September 30, 2013 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the nine months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 29, 2013. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.